NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA DRILLS HIGH GRADE NORTHSHORE PROPERTY

November 9, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce the start of exploration drilling at its 100% owned Northshore Project near Schreiber, Ontario. The core drilling program is designed to follow up on previously intersected high grade gold values discovered in drilling and trenching by previous workers during the 1990s.

Bonanza plans to drill 14 core holes with a combined length of 4,000 meters. The drilling is designed to intersect known high-grade veins down dip from historic drill intersections and surface samples. A drill rig mobilized onto the property on October 18th and has completed 4 holes as of the end of October. Completion of the first phase of drilling is projected for the end of December. Bonanza drilling will concentrate on the open, high-grade, down-dip and strike extents of gold mineralization drilled by Noranda and Cyprus. Initial assays are expected during December.

Previous drilling at Northshore was conducted subsequent to the discovery of the world class Hemlo Deposit located about 80 kilometers to the east. A total of 27 drill holes and 18 surface trenches were completed. During the period of depressed gold prices at the end of the 1990s Northshore received little exploration. Bonanza has taken data supplied to the Ontario Ministry of Mines at Thunder Bay by Noranda and Cyprus Exploration Companies for historical drill hole and trench assays and locations. These reports indicate that holes were drilled perpendicular to dipping veins producing intercepts that are near true width. Noranda Exploration used Technical Service Laboratories located in Mississauga, Ontario for their analytical work. Cyprus Exploration used ALS Chemex at an undisclosed location for their analytical work. Bonanza has reactivated exploration at the property in the current gold bull market. Historic drill assay results from the 15 best holes are shown in the table below:

Drill Hole #	From Meters	To Meters	Intercept Meters	Gold Grade g/t	Gold Grade oz/t
5010-97-5	34.5	40.5	6.0	7.7	0.22
	54.3	55.3	1.0	8.1	0.24
5010-97-7	45.0	48.1	3.1	4.5	0.13
	115.0	116.7	1.5	6.0	0.17
90-2	6.1	9.1	3.0	3.4	0.10
	44.9	47.2	2.4	15.3	0.45
90-3	44.2	50.3	6.1	9.0	0.26
90-4	50.9	52.4	1.5	5.3	0.15
90-5	65.1	65.5	0.5	451.5	13.17
90-7	19.7	20.2	0.5	53.1	1.55
91-8	2.6	3.0	0.4	23.2	0.68
	15.5	18.2	2.7	28.2	0.82
	32.7	35.7	3.0	8.4	0.24
91-9	23.5	25.0	1.5	4.2	0.12
	79.9	81.7	1.8	7.3	0.21
91-10	40.8	41.5	0.7	6.3	0.18
91-11	54.0	55.0	1.0	7.8	0.23
	114.0	118.0	4.0	6.1	0.18
91-12	61.5	64.5	3.0	3.7	0.11

	66.5	68.5	2.0	3.5	0.10
91-13	168.0	169.0	1.0	21.8	0.63
	248.5	250.0	1.5	4.9	0.14
91-14	37.0	38.0	1.0	6.7	0.20
NR-18	68.6	70.0	1.4	4.9	0.14

Historic trench assay results from the 6 best trenches are shown in the table below:

Trench ID#	From Metres	To Metres	Interval Metres	AU g/t	AU oz/t
CNST-6	44	48	4	3.9	0.11
CST-2	5	6.5	1.5	12.9	0.38
	44	45	1	20.9	0.61
	64	64.5	0.5	42.5	1.24
	68.5	70	1.5	44.1	1.29
CST-3B	9.5	10.5	1	144.1	4.20
	18	19	1	27.8	0.81
CST-3C	9	12	3	4.7	0.14
CST-4A	2	3.5	1.5	48.3	1.41
NST-4EX	1	2	1	3.1	0.09

At least 4 parallel veins and shear zones have been mapped on Bonanza’s claims, and have received little or no drilling. Surface trench sampling and diamond drilling by previous workers including Noranda Inc. and Cyprus Minerals have discovered numerous bonanza-grade gold values up to 451 grams per tonne gold from the parallel quartz veins and shear zones on the property. The veins and shear zones are hosted by altered quartz porphyry that appears to be an altered intrusive. Bonanza geologists have identified strong potential for extension of the rich gold zones down dip and along strike from previous drilling and surface sampling. To view a map of the previous drill hole locations, please visit: http://www.americanbonanza.com/i/maps/northshore/NorthshoreSTGeo-DH.jpg

Northshore is located 5 kilometers south of Schreiber and within the Schreiber-Hemlo greenstone belt of the Archean Superior Province with similar metasedimentary and metavolcanic rocks as Hemlo. The Hemlo deposits contain 22 million ounces of gold within 84 million tons grading 7.7 g/t (0.22 opt) gold. Shallow drilling at Northshore by previous workers targeted the potential for discovery of a near surface deposit that may be a target for open pit mining. Significant high grade gold mineralization was discovered within the open pit target zone. Bonanza’s geologists have identified strong potential for bonanza-grade quartz veins extending out from the mineralization defined by Noranda. Bonanza’s drilling will focus on these high grade zones.

The Northshore drilling program marks the beginning of an extensive winter drilling campaign planned by Bonanza for several properties in the Abitibi gold province of Ontario and Quebec. As previously announced, Bonanza plans to drill over 100 drill holes with a combined length of 22,000 meters at its properties over the next six months. Drilling programs at the Copperstone property in Arizona and Northshore property have begun, and drilling at the other properties will commence with the onset of winter.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified persons as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com